UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 30, 2008

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: November 3, 2008

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD ANNOUNCES THE GRANTING OF THE MINING RIGHT
FOR ITS BURNSTONE MINE IN SOUTH AFRICA

October 30, 2008 , Vancouver BC - Great Basin Gold Ltd. ("Great Basin or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBG) today announced the granting of the Mining Right for its Burnstone Mine in South Africa by the Department of Minerals and Energy. The Mining Right was granted on 28 October 2008 to the Company's wholly owned subsidiary, Southgold Exploration (Pty) Ltd ("Southgold") and authorizes Southgold to mine for gold, silver and aggregate in the Burnstone Project area. The Burnstone property is located in the Witwatersrand Goldfield of South Africa.

In terms of the requirements of the Mineral and Petroleum Resources Development Act, Tranter Gold (Proprietary) Limited ("Tranter Gold"), a Black Economic Empowerment ("BEE") company, acquired 26% of the Burnstone Project using the then Feasibility Study as a basis for valuation. To enable Tranter Gold to gain full exposure to the international asset base of Great Basin Gold, approval was given to convert the 26% see-through value of their holding in the Burnstone Project to shares in the listed entity.

Ferdi Dippenaar, President and CEO commented: "Great Basin Gold and Tranter Gold, our BEE partner, view this as a significant milestone which paves the way to deliver the project as planned. What is just as important is that Tranter Gold, which is Great Basin Gold's largest shareholder with some 9.3% interest in the listed entity, is making good progress in becoming a black-owned operating mining company in its own right.

Development of the Company's Burnstone Project is progressing well. The cross-cut to the mineralized reef is expected to be completed in the first quarter of 2009, at which time trial stoping to extract a bulk sample of approximately 26,000 tons will commence, and simultaneously development of the vertical shaft and decline shaft will continue. The Company plans to mine approximately 40,000 oz of gold at Burnstone in 2009."
Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook 1 888 633-9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.